Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 10, 2012 in connection with their beneficial ownership of Renewable Enery Group Inc. Each of Columbia Small Cap Value Fund II and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt
Wade M. Voigt Vice President – Fund Administration -Financial Reporting

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson
Amy Johnson Chief Operating Officer

Columbia Small Cap Value Fund II

By:	/s/ Scott R. Plummer
Scott R. Plummer Senior Vice President, Secretary and Chief Legal Officer